Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.
RESPONSE TO UNUSUAL TRADING ACTIVITY
COMPANY REAFFIRMS DIVIDEND POLICY AND OUTLOOK

TORONTO, ONTARIO – July 17, 2012 - - Just Energy Group Inc. is issuing this press release in response to unusual trading activity in its shares. While the company ordinarily does not comment on market activity or market rumours, there have been persistent rumours that Just Energy needs to or intends to reduce its current $1.24 dividend.  These appear to be driving trading and the Company wants to ensure that its plans are clear to the investing public.

As regards its business, Just Energy would like to confirm that it is not aware of any adverse change in any aspect of its operations or prospects which would justify the trading activity seen today. The Company also wishes to reaffirm that early results for fiscal 2013 are consistent with the Company’s published guidance of 10% to 12% growth in margin and 8% to 10% growth in Adjusted EBITDA.

As regards dividends, the Company’s policy is clear. With the announcement of the Trust Tax in October 2006, it was perceived that all former Income Trusts must reduce their level of distribution to offset the incremental taxation at the corporate level.  Since that date, investors have asked whether the then level of distribution could be sustained following the tax.  At the time, Just Energy stated that its projected level of growth would allow it to sustain its distribution as a dividend following conversion and the growth seen over the period has allowed the Company to do so.  As regards fiscal 2013, given the published growth forecast and results to date, management can confirm that there is no need to reduce the dividend within the Company’s planning period. Accordingly, Just Energy reaffirms its $1.24 dividend.

Just Energy Group Inc.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.  Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy.  JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean  products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald
Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.
Chief Executive Officer & President
Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206